EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1.	Iguana Studios, Inc., a Delaware Corporation *

2.	CTP/N Merger Corp., a Delaware Corporation **

*	Iguana Studios, Inc. is an inactive subsidiary whose charter was voided on March 1, 2003 for failure to pay franchise taxes.

**	CTP/N Merger Corp was merged with and into Neurologix Research, Inc. on February 10, 2004.